As filed with the Securities and Exchange Commission on October 4, 2022
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SANUWAVE Health, Inc.
(Exact name of registrant as specified in its charter)
Nevada	3841	20-1176000
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024
(770) 419-7525
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Kevin A. Richardson, II
Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024
(770) 419-7525
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Ben A. Stacke
Griffin D. Foster
Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

 SANUWAVE Health, Inc., the registrant whose name appears on the cover of this registration statement, intends to effect a reverse stock split of its outstanding shares of common stock, par value $0.001 per share, prior to requesting effectiveness of this registration statement because the registrant does not currently have enough authorized shares of common stock for all of the Common Stock Purchase Warrants to be exercised and all of the Future Advance Convertible Promissory Notes to be converted. Pursuant to Section 2(f) of each Common Stock Purchase Warrant and Section 3(d)(iii) of each Future Advance Convertible Promissory Note, the Common Stock Purchase Warrants and Future Advance Convertible Promissory Notes described herein are not exercisable or convertible into shares of the registrant’s common stock until such time as the registrant’s authorized and unissued shares of common stock are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, the registrant’s common stock. In order to effect a reverse stock split, the Company will need to obtain the approval of its board of directors and stockholders representing a majority of the voting power of the Company.

The information in this prospectus is not complete and may be changed. The selling stockholders described herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated October 4, 2022
PRELIMINARY PROSPECTUS
1,294,689,945 Shares of Common Stock

This prospectus relates to the possible resale or other disposition, from time to time, of up to 1,294,689,945 shares of our common stock, par value $0.001 per share (“Common Stock”), by the selling stockholders named in this prospectus. The shares consist of (1) 404,839,841 shares of Common Stock issuable upon the exercise of certain Common Stock Purchase Warrants with an exercise price of $0.067 per share of Common Stock (the “First Warrants”), as further described herein; (2) 404,839,841 shares of Common Stock issuable upon the exercise of certain Common Stock Purchase Warrants with an exercise price of $0.04 per share of Common Stock (the “Second Warrants,” and together with the First Warrants, the “Warrants”), as further described herein; (3) 465,565,817 shares of Common Stock issuable upon the conversion of certain Future Advance Convertible Promissory Notes (the “Notes”) as described herein; and (4) 19,444,446 shares of Common Stock issued pursuant to certain side letter settlement agreements described herein.
The shares offered by this prospectus may be sold by the selling stockholders from time to time in the over-the-counter market or any other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, as described under “Plan of Distribution” herein.
All net proceeds from the sale of the shares of Common Stock covered by this prospectus will go to the selling stockholders. We will receive none of the proceeds from the sale of the shares of Common Stock covered by this prospectus by the selling stockholders. We may receive proceeds upon the exercise of outstanding Warrants for shares of Common Stock covered by this prospectus if the Warrants are exercised for cash. We are only paying expenses relating to the registration of the shares of Common Stock with the Securities and Exchange Commission (the “SEC”), but all selling and other expenses incurred by the selling stockholders will be borne by them.
Our Common Stock is quoted on the OTC Pink market under the symbol “SNWV.” The last reported sale price for shares of our Common Stock on September 30, 2022 was $0.0575 per share.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is      , 2022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements convey our current expectations or forecasts of future events. All statements in this prospectus, including those made by the management of the Company, other than statements of historical fact, are forward-looking statements. Examples of forward-looking statements include statements regarding: the Company’s future financial results, operating results, and projected costs; market acceptance of and demand for dermaPACE and our product candidates; management’s plans and objectives for future operations; industry trends; regulatory actions that could adversely affect the price of or demand for our approved products; our intellectual property portfolio; our business, marketing and manufacturing capacity and strategy; estimates regarding our capital requirements, the anticipated timing of the need for additional funds, and our expectations regarding future capital-raising transactions, including through investments by strategic partners for market opportunities, which may include strategic partnerships or licensing agreements, or raising capital through the conversion of outstanding warrants or issuances of securities; product liability claims; economic conditions that could adversely affect the level of demand for our products; timing of clinical studies and eventual U.S. Food and Drug Administration (“FDA”) approval of our products; financial markets; the competitive environment; and our plans to remediate our material weaknesses in our disclosure controls and procedures and our internal control over financial reporting. These forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements. Forward-looking statements may contain words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” and “continue,” the negative of these terms, or other comparable terminology.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in the section titled “Risk Factors” in this prospectus or any prospectus supplement, and under a similar heading in any other annual, periodic or current report we file with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
You should read this prospectus, the registration statement of which this prospectus is a part, any prospectus supplement or any free writing prospectus and the information incorporated by reference herein and therein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should read carefully the factors described in the “Risk Factors” section of this prospectus or any prospectus supplement, and under a similar heading in any other annual, periodic or current report we file with the SEC, to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our Common Stock. You should carefully read the entire prospectus, any prospectus supplement or any free writing prospectus, and the information incorporated by reference herein and therin before making an investment decision.
Except as otherwise indicated by the context, references in this prospectus to “we,” “us,” “our” and the “Company” are to the consolidated business of SANUWAVE Health, Inc.
Our Company
We are a shock wave technology company using a patented system of noninvasive, high-energy, acoustic shock waves for regenerative medicine and other applications. Our initial focus is regenerative medicine utilizing noninvasive, acoustic shock waves to produce a biological response resulting in the body healing itself through the repair and regeneration of tissue, musculoskeletal, and vascular structures.
Our lead regenerative product in the United States is the dermaPACE® device, used for treating diabetic foot ulcers (“DFU”), which was subject to two double-blinded, randomized Phase III clinical studies. On December 28, 2017, the FDA granted the Company’s request to classify the dermaPACE® System as a Class II device via the de novo process. As a result of this decision, the Company was able to immediately market the product for the treatment of DFU as described in the de novo request, subject to the general control provisions of the Food, Drug and Cosmetic Act and the special controls identified in this order.
On August 6, 2020, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Celularity Inc. (“Celularity”) pursuant to which we acquired Celularity’s UltraMIST® assets (“UltraMIST®”). The UltraMIST® System provides through a fluid mist a low-frequency, non-contact, and pain free ultrasound energy deep inside the wound bed that promotes healing from within. The ultrasound acoustic waves promote healing by reducing inflammation and bacteria in the wound bed, while also increasing the growth of new blood vessels to the area. The UltraMIST® System treatment must be administered by a healthcare professional. This proprietary technology has been cleared by the FDA for the promotion of wound healing through wound cleansing and maintenance debridement combined with ultrasound energy deposited inside the wound that stimulated tissue regeneration.
In connection with the Asset Purchase Agreement, on August 6, 2020, we entered into a license and marketing agreement with Celularity pursuant to which Celularity granted to the Company a license to the Celularity wound care biologic products, Biovance® and Interfyl® (the “License Agreement”). The License Agreement provides the Company with an exclusive license to use, market, distribute and sell Biovance® in the “Field” and “Territory” (each as defined in the License Agreement), and a non-exclusive license to use, market, distribute and sell Interfyl® in the Field and in the Territory. The License Agreement has an initial five-year term, after which it automatically renews for additional one-year periods, unless either party gives written notice at least 180 days prior to the expiration of the current term. In May 2021, the Company received notification alleging that it is not in compliance the License Agreement with Celularity.
Corporate Information
We were incorporated in the State of Nevada on May 6, 2004, under the name Rub Music Enterprises, Inc. (“RME”). SANUWAVE, Inc. was incorporated in the State of Delaware on July 21, 2005. In December 2006, Rub Music Enterprises, Inc. ceased operations and became a shell corporation.
On September 25, 2009, RME and RME Delaware Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of RME (the “Merger Sub”) entered into a reverse merger agreement with SANUWAVE, Inc. Pursuant to the merger agreement, the Merger Sub merged with and into SANUWAVE, Inc., with SANUWAVE, Inc., as the surviving entity and a wholly-owned subsidiary of the Company.
In November 2009, we changed our name to SANUWAVE Health, Inc., Our principal executive offices are located at 3360 Martin Farm Road, Suite 100, Sunwanee, Georgia 30024, and our telephone number is (770-419-7525. Our website address is www.sanuwave.com. The information on our website is not a part of this prospectus.

THE OFFERING
Total Common stock being offered by the selling stockholders
1,294,689,945 shares of Common Stock consisting of (1) 404,839,841 shares of Common Stock issuable upon the exercise of the First Warrants, (2) 404,839,841 shares of Common Stock issuable upon the exercise of the Second Warrants, (3) 465,565,817 shares of Common Stock issuable upon the conversion of the Notes, and (4) 19,444,446 shares of Common Stock issued pursuant to certain side letter settlement agreements described herein.
Use of Proceeds
All net proceeds from the sale of the shares of Common Stock covered by this prospectus will go to the selling stockholders. We will receive none of the proceeds from the sale of the shares of Common Stock covered by this prospectus by the selling stockholders. We may receive proceeds upon the exercise of outstanding Warrants for shares of Common Stock covered by this prospectus if the Warrants are exercised for cash. See “Use of Proceeds.”
Risk Factors
See “Risk Factors” in this prospectus, any prospectus supplement and the information incorporated by reference herein and therein for a discussion of factors you should carefully consider before deciding to invest in our Common Stock.
Ticker Symbol for Common Stock
“SNWV”

RISK FACTORS
Investing in our Common Stock involves a high degree of risk. We urge you to carefully consider all of the information contained in or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus, including the risk factors under the heading “Risk Factors” in this prospectus and any prospectus supplement, and under a similar heading in any other annual, periodic or current report we file with the SEC. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.
Risks Related to the Common Stock Offered by the Selling Stockholders
If the selling stockholders sell significant amounts of our Common Stock, or the perception exists that these sales could occur, such events could cause the price of our Common Stock to decline.
This prospectus covers the resale from time to time by the selling stockholders of up to 1,294,689,945 shares of our Common Stock. Once the registration statement of which this prospectus is a part is declared effective, shares of Common Stock issued upon the exercise of Warrants or the conversion of Notes will be available for resale in the public market. If the selling stockholders sell significant amounts of our Common Stock following the effectiveness of the registration statement of which this prospectus is a part, the market price of our Common Stock could decline. Further, the perception of these sales could impair our ability to raise additional capital through the sale of our equity securities.
None of the proceeds from the sale of our Common Stock by the selling stockholders in this offering will be available to us.
We will not receive any proceeds from the sale of our Common Stock by the selling stockholders in this offering. The selling stockholders will receive all proceeds from the sale of such shares. Consequently, none of the proceeds from such sale by the selling stockholders will be available to us for our use. See “Use of Proceeds.”

USE OF PROCEEDS
All net proceeds from the sale of the shares of Common Stock covered by this prospectus will go to the selling stockholders. We will receive none of the proceeds from the sale of the shares of Common Stock covered by this prospectus by the selling stockholders. We may receive proceeds upon the exercise of outstanding Warrants for shares of Common Stock covered by this prospectus if the Warrants are exercised for cash. If all of such Warrants are exercised for cash in full at their current exercise prices, the proceeds would be approximately $43.3 million. We intend to use the net proceeds of any such Warrant exercises, if any, for working capital purposes. We can make no assurances that any of the Warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or the period in which they will be exercised.

SELLING STOCKHOLDERS
The shares being sold pursuant to this prospectus were sold by the Company to the selling stockholders as described below.
Securities Purchase Agreement and Common Stock Warrant
On August 5, 2022, we entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the purchasers identified on the signature pages thereto (the “2022 Purchasers”) for our sale in a private placement of (i) the Notes in an aggregate principal amount of approximately $16.1 million, consisting of $12.2 million in newly raised capital and $3.8 million in rolled forward accrued expenses and fees, (ii) First Warrants to purchase an additional 404,839,841 shares of Common Stock with an exercise price of $0.067 per share and (iii) Second Warrants to purchase an additional 404,839,841 shares of Common Stock with an exercise price of $0.04 per share. The Notes will be convertible and the Warrants exercisable at such time as the Company's authorized and unissued shares of Common Stock are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Common Stock. The exercise price of the Warrants is subject to adjustment, including if we issue or sell shares of Common Stock or Share Equivalents (as defined in the Warrants) for an effective consideration price less than the exercise price of the Warrants or if we list our shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the exercise price of the Warrants shall never be less than $0.01 per share. The Warrants have a five-year term. The closing of this private placement occurred on August 5, 2022. At the closing date, the Company received total proceeds of approximately $14.4 million.
Notes
Pursuant to the Notes, we promised to pay each 2022 Purchaser in cash and/or in shares of Common Stock, at a conversion price of $0.04 (the “Conversion Price”), the principal amount (subject to reduction pursuant to the terms of the Note, the “Principal”) as may be advanced in disbursements (each, a “Disbursement” and together, the “Disbursements” with total principal of outstanding Disbursements equaling Principal), and to pay interest at a rate of 15% per annum (“Interest”) on any outstanding Principal at the applicable Interest rate from the date of the Notes until the Notes are accelerated, converted, redeemed or otherwise. The Conversion Price of the Notes is subject to adjustment, including if we issue or sell shares of Common Stock for a price per share less than the Conversion Price of the Notes or if we list our shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the Conversion Price shall never by less than $0.01. The Notes contain customary events of default and covenants, including limitations on incurrences of indebtedness and liens.
In connection with the issuance of the Notes, on August 5, 2022 we entered into a security agreement in favor of each 2022 Purchaser to secure our obligations under the Notes.
The rights of each 2022 Purchaser to receive payments under the Notes are subordinate to the rights of NH Expansion Credit Fund Holdings LP (“North Haven Expansion”) pursuant to a subordination agreement, which we and the 2022 Purchasers entered into with North Haven Expansion on August 5, 2022.
Registration Rights Agreement
We also entered into a registration rights agreement with the 2022 Purchasers on August 5, 2022 (the “Registration Rights Agreement”), pursuant to which we agreed to file a registration statement (the “Registration Statement”) with the SEC no later than 60 days following the closing date to register the resale of the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants issued pursuant to such Purchase Agreement (the “Registrable Securities”) and to cause the Registration Statement to become effective within 180 days following the closing date. We agreed to use our best efforts to keep the Registration Statement continuously effective under the Securities Act, until all Registrable Securities have been sold, or may be sold without the requirement to be in compliance with Rule 144(c)(1) of the Securities Act and otherwise without restriction or limitation pursuant to Rule 144 of the Securities Act, as determined by our counsel.

Side Letter Settlement Agreements
On August 5, 2022, we entered into a Side Letter Settlement Agreement (the “Settlement Agreement”) with Leviston Resources LLC (“Leviston”) to satisfy in full the indebtedness under the Securities Purchase Agreement, dated April 20, 2021, as amended and restated and otherwise modified from time to time (the “Leviston Purchase Agreement”). Pursuant to the Leviston Purchase Agreement, Leviston agreed to purchase (i) a Future Advance Convertible Promissory Note from us in an aggregate principal amount of up to $4,217,217 and (ii) a warrant to purchase 16,666,667 shares of our Common Stock (the “Leviston Warrant”) with an exercise price of $0.18 per share.
Pursuant to the Settlement Agreement, upon receipt by Leviston of (i) 16,666,667 shares of our Common Stock in exchange for the Leviston Warrant and (ii) the payment of $3,205,715, the indebtedness under the Leviston Purchase Agreement was automatically satisfied in full and irrevocably discharged, terminated and released, and all obligations under the Leviston Purchase Agreement and other transaction documents were automatically terminated.
On August 2-4, 2022, the Company entered into substantially similar settlement agreements with LGH Investments, LLC (“LGH”), Quick Capital, LLC (“Quick Capital”), Jeffrey Benton, Karl W. Brewer and the David S. Nagelberg 2003 Revocable Trust (the “Nagelberg Trust”). In exchange for the satisfaction in full and irrevocable discharge, termination and release of indebtedness under the appliable purchase agreements and the termination of all obligations under the applicable purchase agreements and other transaction documents (including related warrants), each of LGH, Quick Capital and the Nagelberg Trust received 555,556 shares of Common Stock and was paid $150,000, Mr. Benton received 277,778 shares of Common Stock and was paid $75,000 and Mr. Brewer received 833,333 shares of Common Stock and was paid $225,000.
The selling stockholders identified in this prospectus may offer the shares of our Common Stock at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” for additional information.
Material Relationships with Selling Stockholders
The selling stockholders include (i) directors Morgan C. Frank, A. Michael Stolarski, James Tyler and Ian Miller; (ii) former director John Nemelka; (iii) our chief executive officer and a director, Kevin A. Richardson, II; and (iv) our chief revenue officer, John Schlechtweg.
Mr. Frank has been a principal at the life sciences focused investment fund Manchester Management since 2003 and a director of Manchester Explorer Cayman Ltd since 2013, each of which are affiliates of Manchester Explorer, L.P., a selling stockholder.
On February 13, 2018, the Company entered into an Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and Servicing and Repairs with Premier Shockwave Wound Care, Inc., a Georgia Corporation (“PSWC”), and Premier Shockwave, Inc., a Georgia Corporation (“PS”). Each of PS and PSWC is owned by Mr. Stolarski. The agreement provides for the purchase by PSWC and PS of dermaPACE System and related equipment sold by the Company and includes a minimum purchase of 100 units over 3 years. The agreement grants PSWC and PS limited but exclusive distribution rights to provide dermaPACE Systems to certain governmental healthcare facilities in exchange for the payment of certain royalties to the Company. Under the agreement, the Company is responsible for the servicing and repairs of such dermaPACE Systems and equipment. The agreement also contains provisions whereby in the event of a change of control of the Company (as defined in the agreement), the stockholders of PSWC have the right and option to cause the Company to purchase all of the stock of PSWC, and whereby the Company has the right and option to purchase all issued and outstanding shares of PSWC, in each case based upon certain defined purchase price provisions and other terms. The agreement also contains certain transfer restrictions on the stock of PSWC.
On October 27, 2021, the Company received $50,000 in advances from certain selling stockholders; $25,000 from NightWatch Capital Advisors, LLC, a company controlled by Mr. John Nemelka (the “Nemelka Advance”), and $25,000 from Mr. Stolarski (the “Stolarski Advance”).
In exchange for the Nemelka Advance, the Company issued to NightWatch Capital Advisors, LLC a promissory note in the principal amount of $25,000 (the “Nemelka Note”). The Nemelka Note matured on June 30, 2022 and accrues interest at a rate equal to 15.0% per annum. In exchange for the Stolarski Advance, as well as the $125,000 deposit received in March 2021 by the Company, the Company issued to Mr. Stolarski a promissory note in the principal amount of $150,000 (the “Stolarski Note #2”). The Stolarski Note #2 matured on June 30, 2022 and accrues interest at a rate equal to 15.0% per annum.
On April 1, 2022, the Company entered into a Reverse Repurchase Agreement with Mr. Stolarski in the amount of $250,000.
Kestrel Merchant Partners LLC acted as the exclusive sponsor and The Benchmark Company, LLC acted as sole placement agent in connection with the issuance of the Warrants and the Notes. Kestrel Flight Fund LLC, a selling stockholder, is an affiliate of these entities.
Other than as described above, none of the selling stockholders has had any material relationship with us or any of our predecessors or affiliates within the past three years.
Selling Stockholder Table
The table set forth below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of the shares of Common Stock held by each of the selling stockholders as of September 30, 2022. Unless otherwise indicated, we believe, based on information supplied by the following persons, that the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of the shares of Common Stock.
Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percent of Shares of Common Stock Owned After Offering
Andrew O Davis TTEE U/A DTD 07/09/1999(1)	5,000,000	7,875,000	5,000,000	*
Andrew O Davis TTEE U/A DTD 12/14/2007(1)	—	3,937,500	—	—
Andrew O Davis TTEE U/A DTD 12/28/2005(1)	—	3,937,500	—	—
Andrew Overall Davis & John Whitaker Davis Gdn Christopher Baldwin Davis(1)	—	15,750,000	—	—
Anthony Michael Stolarski	18,331,290	105,916,087	18,331,290	3.3%
Anthony Showen	1,600,000	1,968,750	1,600,000	*
Bigger Capital Fund, LP(2)	—	27,562,500	—	—
Blackwell Partners LLC - Series A	—	190,452,229	—	—
Chris Berntsen	125,000	7,875,000	125,000	*
Christopher Davis	2,600,000	39,375,000	2,600,000	*
David S. Nagelberg 2003 Revocable Trust(3)	555,556	555,556	—	—
Davis Family Charitable Trust UA 07-09-1999(1)	—	7,875,000	—	—
Dirk Horn	—	15,750,000	—	—
District 2 Capital Fund LP(2)	—	27,562,500	—	—
Dr. Michael McGrail	1,250,000	1,968,750	1,250,000	*
George Feiss	1,000,000	1,575,000	1,000,000	*
Giovanna Todini		3,937,500		—
Ian Miller	6,900,000	8,268,750	6,900,000	1.3%
James Tyler	—	3,543,750	—	—
Jeffrey Benton	277,778	277,778	—	—
John F. Nemelka	—	11,327,986	—	—
John M. Fay	—	7,875,000	—	—
John Schlechtweg	—	4,134,375	—	—
Justin Mason	390,484	1,968,750	390,484	*
Karl W. Brewer	833,333	833,333	—	—
Kestrel Flight Fund LLC(4)	—	31,500,000	—	—
Kevin A. Richardson, II	1,000,000	13,527,675	1,000,000	*
Kevin Gregory Butler	160,000	1,968,750	160,000	*
Lawrence J Wert	7,873,080	8,465,625	7,873,080	1.4%
Leviston Resources LLC(5)	16,666,667	40,291,667	—	—
LGH Investments, LLC(6)	555,556	555,556	—	—
Lucas Ventures, LLC(6)	31,303,240	24,097,500	31,303,240	5.7%
Lynsey Harvey Valencia	453,000	3,937,500	453,000	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percent of Shares of Common Stock Owned After Offering
Manchester Explorer, L.P.(7)	36,585,646	196,875,000	36,585,646	6.7%
Michael Nemelka	—	78,356,250	—	—
Millenium Park Capital LLC(8)	—	23,625,000	—	—
Morgan C. Frank(9)	42,085,646	19,687,500	42,085,646	7.7%
Opaleye, L.P.(10)	31,428,571	196,875,000	31,428,571	5.7%
Pepper Grove Holdings Limited(11)	—	39,375,000	—	—
Quick Capital, LLC(12)	555,556	4,493,056	—	—
Robert Alexander Pezzulo	—	1,575,000	—	—
Rostislav Raykov	—	7,875,000	—	—
Samuel Davis Marital Tr FBO Alma DTD 5/5/86-IA Agree DTD 5/22/08(1)	—	11,812,500	—	—
Satyan Shah	25,000	1,968,750	25,000	*
Solas Capital Partners, LP(13)	—	16,091,145	—	—
Solas Capital Partners II, LP(13)	—	29,706,626	—	—
THE SCD JR RESIDUARY TR FBO JOHN W DAVIS(1)	—	23,625,000	—	—
Thomas Charles Varvaro Trust Dated July 16, 2018 (14)	—	2,520,000	—	—
Tyler Anderson	—	5,906,250	—	—
William J Febbo	—	7,875,000	—	—
*	Represents less than 1% of our outstanding common stock.
(1)
Andrew Davis is the trustee of the Andrew O Davis TTEE U/A DTD 07/09/1999, the Andrew O Davis TTEE U/A DTD 12/14/2007, the Andrew O Davis TTEE U/A DTD 12/28/2005, the Andrew Overall Davis & John Whitaker Davis Gdn Christopher Baldwin Davis, the Davis Family Charitable Trust UA 07-09-1999, the Samuel Davis Marital Tr FBO Alma DTD 5/5/86-IA Agree DTD 5/22/08 and THE SCD JR RESIDUARY TR FBO JOHN W DAVIS.

(2)	Michael Bigger is the Managing Member of the General Partner of each of Bigger Capital Fund, LP and District 2 Capital Fund.
(3)	David S. Nagelberg is the trustee of the David S. Nagelberg 2003 Revocable Trust.
(4)	Albert Hanser is the Managing Partner of Kestrel Flight Fund LLC.
(5)	Roman Rogol is the Chief Financial Officer of Leviston.
(6)	Lucas Hoppel is the Managing Member of LGH and Lucas Ventures, LLC.
(7)
Manchester Explorer, L.P. holds additional warrants currently exercisable for 17,500,000 shares of Common Stock; however, such warrants may not be exercised if doing so would result in the holder and its affiliates beneficially owning more than 4.99% of the outstanding shares of Common Stock. As a result, the shares of Common Stock underlying such warrants are excluded from the table above. James Besser is the Managing Member of Manchester Explorer, L.P.

(8)	George Johnson is the Manager of Millennium Park Capital LLC.
(9)
Morgan C. Frank holds additional warrants currently exercisable for 23,000,000 shares of Common Stock; however, such warrants may not be exercised if doing so would result in the holder and its affiliates beneficially owning more than 4.99% of the outstanding shares of Common Stock. As a result, the shares of Common Stock underlying such warrants are excluded from the table above.

(10)	James Aaron Silverman is the Founder and General Partner of Opaleye, L.P.
(11)	Simon E. Haggiag is the sole shareholder of, and Gary E. Sousa and Edward Allanby are each directors and officers of, Pepper Grove Holdings Limited.
(12)	Eilon D. Natan is the Managing Member of Quick Capital.
(13)	Tucker Golden is the Managing Member of the General Partner of each of Solas Capital Partners, LP and Solas Capital Partners II, LP.
(14)	Thomas C. Varvaro is the trustee of the Thomas Charles Varvaro Trust Dated July 16, 2018.

PLAN OF DISTRIBUTION
Offering of Shares by Selling Stockholders Upon Exercise of Warrants and Conversion of Notes
We are registering the resale of shares of Common Stock issuable to the selling stockholders from time to time after the date of this prospectus upon the exercise of Warrants or conversion of Notes. See “Selling Stockholders” for additional information. We will not receive any proceeds from the resale of shares of Common Stock by selling stockholders in this offering. We may receive proceeds upon the exercise of outstanding Warrants for shares of Common Stock covered by this prospectus if the Warrants are exercised for cash. See “Use of Proceeds.”
The selling stockholders may sell all or a portion of the shares of Common Stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales made after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;
•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of Common Stock in violation of any applicable securities laws.
Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.
Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED
Common Stock
The following description of our Common Stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of our Common Stock that the selling stockholders may offer under this prospectus. It may not contain all the information that is important to you. For the complete terms of our Common Stock, please refer to our Articles of Incorporation, as amended (the “Articles of Incorporation”), and our Bylaws (the “Bylaws”), which are incorporated by reference into the registration statement which includes this prospectus. The Nevada Revised Statutes (the “NRS”) may also affect the terms of our Common Stock. If we so indicate in a prospectus supplement, the terms of any security offered under that prospectus supplement may differ from the terms we describe below.
Our Articles of Incorporation provide for one class of Common Stock. In addition, our Articles of Incorporation authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of 805,000,000 shares, all with a par value of $0.001 per share, of which:
•	800,000,000 shares are designated as Common Stock; and
•	5,000,000 shares are designated as preferred stock.
As of June 30, 2022, we had 529,293,205 outstanding shares of Common Stock, held by 202 stockholders of record. As of June 30, 2022, there were (i) outstanding warrants (excluding the Warrants) for the purchase of an aggregate of 210,847,875 shares of Common Stock with a weighted average exercise price of $0.21 per share, (ii) outstanding options for the purchase of an aggregate of 22,046,085 shares of Common Stock with a weighted average exercise price of $0.16 per share, and (iii) outstanding convertible promissory notes (excluding the Notes) convertible into an aggregate of approximately 122,271,240 shares of Common Stock.
Voting Rights
Each holder of shares of our Common Stock is entitled to one vote per share on all matters submitted to a vote of our common stockholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The affirmative vote of a plurality of the shares of Common Stock voted at a stockholders meeting where a quorum is present is required to elect directors and to take other corporate actions. Our Articles of Incorporation do not provide for a classified board of directors; all directors of the Company are elected annually.
Dividends
Subject to provisions of the NRS and to any future rights which may be granted to the holders of any series of our preferred stock, holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for the operation and expansion of the Company.
Liquidation Rights
Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock.
Other Rights
The holders of our Common Stock do not have any preemptive, conversion or redemption rights by virtue of their ownership of our Common Stock.
Warrants
The following is a brief summary of material provisions of the Warrants related to the shares of Common Stock offered for resale and issuable upon the exercise of the Warrants.

Exercise Price and Terms
Each Warrant entitles the holder thereof to purchase beginning at such time as the Company’s authorized and unissued shares of Common Stock are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Common Stock and until such Warrant’s expiration date shares of our Common Stock at a price of $0.067 per share for the First Warrants or $0.04 per share for the Second Warrants, subject to certain adjustments referred to below. The Warrants expire on August 5, 2027. Each Warrant may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrant. No fractional shares will be issued upon the exercise of the Warrants.
Adjustments
The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of our Company with or into another corporation (other than a consolidation or merger in which we are the surviving corporation) or sale of all or substantially all of our assets in order to enable holders of the Warrants to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant. No adjustment to the number of shares and exercise price of the shares subject to the Warrants will be made for dividends (other than stock dividends), if any, paid on our Common Stock.
The exercise price of the Warrants is also subject to adjustment if we issue or sell shares of Common Stock or Share Equivalents (as defined in the Warrants) for an effective consideration price less than the exercise price of the Warrants or if the Company lists its shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the exercise price of the Warrants shall never be less than $0.01 per share.
Transfer, Exchange and Exercise
The Warrants may be presented to us for exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. The Warrants are transferable, in whole or in part, upon surrender of the Warrants at the principal office of the Company or its designated agent, together with a written assignment.
Warrantholder Not a Stockholder
The Warrants do not confer upon holders any voting, dividend or other rights as stockholders of our Company.
Notes
The following is a brief summary of material provisions of the Notes related to the shares of Common Stock offered for resale and issuable upon the conversion of the Notes. The Notes contain customary events of default and covenants, including limitations on incurrences of indebtedness and liens.
Interest Rate and Conversion Price
We promised to pay each holder in cash and/or in shares of Common Stock, at a Conversion Price of $0.04, the Principal as may be advanced in Disbursements, and to pay Interest at a rate of 15% per annum on any outstanding Principal at the applicable Interest rate from the date of the Notes until the Notes are accelerated, converted, redeemed or otherwise.
Maturity
The Notes mature on August 7, 2023, at which time all Principal and accrued and unpaid Interest shall be payable in cash, shares of our Common Stock or a combination thereof at the holder’s discretion.

Conversion
At such time as the Company’s authorized and unissued shares of Common Stock are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Common Stock, any holder may convert any portion of the outstanding Principal and accrued and unpaid Interest into shares of our Common Stock at the then effective Conversion Price. If we list our shares of Common Stock on The Nasdaq Capital Market, then, upon the approval of the board of directors, all Principal and accrued and unpaid Interest under this Note shall automatically convert into Common Stock at the then effective Conversion Price.
Redemptions
At our option and upon 30 days’ notice to the holder, the Notes may be redeemed at any time at an amount equal to 125% of the outstanding Principal and accrued and unpaid Interest.
At any time after a holder becomes aware of an Event of Default (as defined in the Notes), the holder may require us to redeem all or any portion of its Note by delivering written notice to us. Each portion of the Note subject to redemption shall be redeemed in cash at a price equal to Principal plus accrued and unpaid Interest calculated from the Event of Default at the default interest rate of 20% per annum (the “Event of Default Redemption Price”). In addition, we are obligated to pay aggregate liquidated damages of $250,000 pro-rata to the holders of the Notes, plus an amount in cash equal to 1% of the Event of Default Redemption Price for each 30-day period during which redemptions fail to be made, with a cap at 5%.
Adjustments
The Conversion Price of the Notes is subject to adjustment, including if we issue or sell shares of Common Stock for a price per share less than the Conversion Price of the Notes or if we list our shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the Conversion Price shall never by less than $0.01.
Security and Subordination
In connection with the issuance of the Notes, on August 5, 2022 we entered into a security agreement in favor of each 2022 Purchaser to secure our obligations under the Notes.
The rights of the holders of the Notes are subordinate to the rights of North Haven Expansion pursuant to a subordination agreement, which we and the 2022 Purchasers entered into with North Haven Expansion on August 5, 2022.
Noteholder Not a Stockholder
The Notes do not confer upon holders any voting, dividend or other rights as a stockholder of our Company.
Anti-Takeover Provisions
Provisions in our Articles of Incorporation and Bylaws may discourage certain types of transactions involving an actual or potential change of control of our Company which might be beneficial to us or our security holders. In addition, Section 78.438 of the Nevada Revised Statutes prohibits a Nevada corporation with 200 or more stockholders of record from engaging in a business combination with an interested stockholder (generally defined as a person which together with its affiliates owns, or within the last two years has owned, 10% of our voting stock) unless the business combination is approved in a prescribed manner. Further, Nevada law contains provisions governing “acquisition of controlling interest” in Sections 78.378 through 78.3793 of the Nevada Revised Statutes. This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The Control Share Acquisition Act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the Control Share Acquisition Act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3% to 50%; or more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Share Acquisition Act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our Common Stock from the Control Share Acquisition Act. The Control Share Acquisition Act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation which (i) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada, and (ii) does business in Nevada directly or through an affiliated corporation. At this time, we do not believe we have 100 stockholders of record that are residents of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the Control Share Acquisition Act are believed not to apply to acquisition of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the Control Share Acquisition Act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders. The existence of the foregoing provisions and other potential anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition.
As noted above, our Articles of Incorporation permit our board of directors to issue shares of any class or series of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued in the future.
Our Bylaws generally provide that any board vacancy, including a vacancy resulting from an increase in the authorized number of directors, may be filled by a majority of the directors, even if less than a quorum.
Additionally, our Bylaws provide that stockholders must provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Notice for an annual meeting is timely if our Secretary receives the written notice not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event less than 60 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Our Bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
Trading Information
Our Common Stock is currently quoted on the OTC Pink market under the symbol “SNWV.”
Transfer Agent
The transfer agent and registrar for our Common Stock and preferred stock is Action Stock Transfer Corp., 7069 S. Highland Drive, Suite 300, Salt Lake City, Utah 84121.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Hutchison & Steffen, PLLC, Las Vegas, Nevada.
EXPERTS
The consolidated financial statements as of December 31, 2021 and December 31, 2020 and for the years then ended incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of Marcum LLP, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing in our annual report on Form 10-K for the year ended December 31, 2021, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC to register the resale of shares of our Common Stock being offered by this prospectus. For further information with respect to us and our Common Stock, please see the registration statement on Form S-1 and the exhibits thereto. In addition, we file annual, quarterly and current reports, proxy and information statements with the SEC. The SEC maintains a website, https://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. Our SEC filings are also available to the public on our website, www.sanuwave.com. Information contained on our website should not be considered part of, or incorporated by reference into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (excluding any documents or portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):
•	Our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on May 13, 2022;
•
Our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on January 14, 2022; for the quarter ended September 30, 2021, as filed with the SEC on February 28, 2022; for the quarter ended March 31, 2022, as filed with the SEC on May 26, 2022; and for the quarter ended June 30, 2022, as filed with the SEC on August 12, 2022;

•	Our Current Reports on Form 8-K filed with the SEC on February 24, 2022, March 2, 2022, April 15, 2022, July 7, 2022, August 8, 2022, and August 19, 2022; and
•
Description of our Common Stock contained in our Registration Statement on Form 10-SB, as filed with the SEC on December 18, 2007, including any amendment or report filed for the purpose of updating such description.

We incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering, with the exception of any information furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.
This prospectus is part of a registration statement and does not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Statements in this prospectus, any prospectus supplement or any free writing prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s website, as provided above.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. You should direct requests for documents to:
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024
Attn: Toni Rinow, Chief Financial Officer
Telephone: (770) 419-7525
You should rely only on the information incorporated by reference or presented in this prospectus, any prospectus supplement or any free writing prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the dates on those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
The following table lists the costs and expenses payable by the Company in connection with the sale of the Common Stock covered by this prospectus. All amounts shown are estimates except for the SEC registration fee.
SEC registration fee	$6,523
Legal fees and expenses	*
Accounting fees and expenses	$10,000
Total	$*
*	To be completed by amendment.
ITEM 14.	Indemnification of Directors and Officers
The Nevada General Corporation Law (“NGCL”) provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless (i) such act or omission constituted a breach of his or her fiduciary duties as a director or officer, and (ii) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Under the NGCL, a corporation may indemnify directors and officers, as well as other employees and individuals, against any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation so long as such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.
The NGCL further provides that indemnification may not be made for any claim as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against expenses, including attorney’s fees, actually and reasonably incurred in connection with the defense. The NGCL provides that this is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise.
The Bylaws and contractual arrangements with certain of the Company’s directors and officers provide that the Company is required to indemnify its directors and officers to the fullest extent permitted by law. The Bylaws and these contractual arrangements also require the Company to advance expenses incurred by a director or officer in connection with the defense of any proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The Bylaws also permit the Company to purchase and maintain errors and omissions insurance on behalf of any director or officer for any liability arising out of his or her actions in a representative capacity. The Company does not presently maintain any such errors and omissions insurance for the benefit of its directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed hereby in the Securities Act and the Company will be governed by the final adjudication of such issue.
ITEM 15.	Recent Sales of Unregistered Securities
In connection with each of the following unregistered sales and issuances of securities, except as otherwise provided below, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering based in part upon the representations provided by the purchasers.
Stock Issued Upon Warrant Exercises for Cash
During the fourth quarter of 2019, the Company issued 3,909,090 shares of Common Stock upon the exercise of 3,909,090 Class O Warrants to purchase shares of Common Stock for $0.11 per share under the terms of the Class O warrant agreement, for cash consideration of $430,000.
Subsequent to December 31, 2019, the Company issued 1,000,000 shares of Common Stock upon the exercise of 1,062,811 Class P Warrants, for cash consideration of $10,000,000, and 62,811 shares of Common Stock upon the exercise of Series A Warrants, for cash consideration of $2,097.88, under the terms of the respective warrant agreements.
On August 6, 2020, the Company issued 5,200,000 shares of Common Stock upon the exercise of 5,200,000 Class K Warrants to purchase shares of Common Stock for $0.08 per share under the terms of the Class K warrant agreement, for forgiveness of interest payable of $416,000.
On August 6, 2020, the Company issued 2,000,000 shares of Common Stock upon the exercise of 2,000,000 Class K Warrants to purchase shares of Common Stock for $0.11 per share under the terms of the Class K warrant agreement, for forgiveness of interest payable of $220,000.
Consulting Agreements
Subsequent to December 31, 2019, the Company entered into a six-month consulting agreement for which the services are to be paid with Common Stock. The number of shares of Common Stock to be paid was 1,000,000 earned upon signing and if agreed by both the Company and consultant, an additional 1,000,000 shares no later than May 1, 2020. The Company issued 1,000,000 shares of Common Stock in March 2020 and an additional 1,000,000 shares in April 2020.
Conversion of Liabilities
Subsequent to December 31, 2019, the Company issued 1,496,989 shares of Common Stock upon the exercise of 416,667 Class L Warrants, under the terms of the respective warrant agreements, and 1,080,322 upon the conversion of interest and bonus shares pursuant to the terms of the short term note payable. The other warrant exercise constituted the conversion of a short term note payable in the outstanding amount of $208,109 with the receipt of notices of Class L warrant exercises, all pursuant to the terms of the short term note payable.
Cashless Warrant Exercise, Exempt From Registration Pursuant to Securities Act Section 3(a)(9)
On February 3, 2021, the Company issued 10,925,000 shares of its Common Stock to LGH upon the cashless exercise of warrants to purchase 11,400,000 shares of Common Stock issued to LGH under the terms of the warrant agreement.
Employee Stock Option Grant
Subsequent to December 31, 2019, the Company granted to new employees options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $0.026 per share, which options vested upon issuance.

HealthTronics Warrants
On August 6, 2020, the Company entered into a letter agreement (the “HealthTronics Agreement”) with HealthTronics, Inc. (“Healthtronics”), pursuant to which the Company paid off all outstanding debt due and owed to HealthTronics. Pursuant to the HealthTronics Agreement, as consideration for the extinguishment of the debt due and owed to HealthTronics, (i) the Company paid to HealthTronics an amount in cash equal to $4,000,000, (ii) HealthTronics exercised all of its outstanding Class K Warrants to purchase 7,200,000 shares of Common Stock, (iii) the Company issued to HealthTronics a convertible promissory note in the principal amount of $1,372,743, and (iv) the Company and HealthTronics entered into a Securities Purchase Agreement dated August 6, 2020 pursuant to which the Company issued to HealthTronics an aggregate of 8,275,235 shares of Common Stock and an accompanying warrant to purchase up to an additional 8,275,235 shares of Common Stock (the “HealthTronics Warrant”). The HealthTronics Warrant has an exercise price of $0.25 per share and a three-year term.
Common Stock Purchase Agreement
On December 11, 2019, the Company entered into a Common Stock Purchase Agreement with certain accredited investors for the sale by the Company in a private placement of an aggregate of 21,071,143 shares of Common Stock at a purchase price of $0.14 per share. During the year ended December 31, 2019, the Company issued 20,000,711 shares of Common Stock in conjunction with this offering and received $2,800,100 in cash proceeds.
February 2020 Series C Preferred Stock Purchase Agreement
On February 6, 2020, the Company entered into a Series C Preferred Stock Purchase Agreement with certain accredited investors for the issuance of an aggregate of 90 shares of the Company’s Series C Convertible Preferred Stock at a stated value equal to $25,000 per share (the “Series C Preferred Stock Purchase Agreement”) for proceeds of $2,250,000.
On January 31, 2020, the Company filed a Certificate of Designation of Series C Preferred Stock with the Secretary of State of the State of Nevada creating a new series of 90 shares of Series C Preferred Stock of the Company (the “Series C Certificate of Designation”). Subject to the terms of the Series C Certificate of Designation, each share of Series C Preferred Stock is convertible into shares of Common Stock of the Company at a rate equal to the stated value of such share of Series C Preferred Stock of $25,000, divided by the conversion price of $0.14 per share (subject to adjustment from time to time upon the occurrence of certain events as described in the Series C Certificate of Designation). If all outstanding shares of Series C Preferred Stock were converted into Common Stock at the original conversion rate, such shares would convert into an aggregate of 16,071,428 shares of Common Stock.
Notwithstanding the foregoing, the Series C Preferred Stock is not currently convertible into shares of Common Stock because the Company does not currently have sufficient authorized and unissued shares of its Common Stock to permit conversion in full of all issued and outstanding shares of Series C Preferred Stock. Accordingly, the Series C Certificate of Designation provides that the Series C Preferred Stock is only convertible into Common Stock once the Company amends its Articles of Incorporation to increase its authorized and unissued Common Stock to an amount sufficient to permit such conversion of the Series C Preferred Stock. Each investor has agreed in the Series C Preferred Stock Purchase Agreement that such investor will, within five business days following such amendment to the Articles of Incorporation, convert all of such investor’s shares of Series C Preferred Stock into shares of Common Stock.
The Series C Certificate of Designation provides that if the Company has not obtained the approval of its stockholders to amend the Articles of Incorporation to increase the authorized shares of Common Stock sufficient to permit such conversion, or if such amendment has not otherwise been filed with the Nevada Secretary of State on or before December 31, 2020 (either such event, a “Series C Authorization Failure”), then the Company shall be required to redeem all outstanding shares of Series C Preferred Stock for a per-share redemption price, payable in cash in a single installment not later than 30 days following the date of such Series C Authorization Failure, equal to the greater of (a) 200% of the stated value of such share, and (b)(i) the volume-weighted average sale price of a share of Common Stock reported on the trading market on which the Common Stock is then traded for the 30 consecutive trading days immediately preceding the date of such Series C Authorization Failure, multiplied by (ii) the number of shares of Common Stock such share of Series C Preferred Stock would otherwise be convertible into as of such date had such Series C Authorization Failure not occurred.

May 2020 Series D Preferred Stock Purchase Agreement
On May 14, 2020, the Company entered into a Series D Preferred Stock Purchase Agreement with certain accredited investors for the issuance of an aggregate of 8 shares of the Company’s Series D Convertible Preferred Stock at a stated value equal to $25,000 per share (the “Series D Preferred Stock Purchase Agreement”) for proceeds of $200,000.
On May 14, 2020, the Company filed a Certificate of Designation of Series D Preferred Stock with the Secretary of State of the State of Nevada creating a new series of 8 shares of Series D Preferred Stock of the Company (the “Series D Certificate of Designation”). Subject to the terms of the Series D Certificate of Designation, each share of Series D Preferred Stock is convertible into shares of Common Stock of the Company at a rate equal to the stated value of such share of Series D Preferred Stock of $25,000, divided by the conversion price of $0.14 per share (subject to adjustment from time to time upon the occurrence of certain events as described in the Series D Certificate of Designation). If all outstanding shares of Series D Preferred Stock were converted into Common Stock at the original conversion rate, such shares would convert into an aggregate of 1,428,571 shares of Common Stock.
Notwithstanding the foregoing, the Series D Preferred Stock is not currently convertible into shares of Common Stock because the Company does not currently have sufficient authorized and unissued shares of its Common Stock to permit conversion in full of all issued and outstanding shares of Series D Preferred Stock. Accordingly, the Series D Certificate of Designation provides that the Series D Preferred Stock is only convertible into Common Stock once the Company amends its Articles of Incorporation to increase its authorized and unissued Common Stock to an amount sufficient to permit such conversion of the Series D Preferred Stock. Each investor has agreed in the Series D Preferred Stock Purchase Agreement that such investor will, within five business days following such amendment to the Articles of Incorporation, convert all of such investor’s shares of Series D Preferred Stock into shares of Common Stock.
The Series D Certificate of Designation provides that if the Company has not obtained the approval of its stockholders to amend the Articles of Incorporation to increase the authorized shares of Common Stock sufficient to permit such conversion, or if such amendment has not otherwise been filed with the Nevada Secretary of State on or before December 31, 2020 (either such event, a “Series D Authorization Failure”), then the Company shall be required to redeem all outstanding shares of Series D Preferred Stock for a per-share redemption price, payable in cash in a single installment not later than 30 days following the date of such Series D Authorization Failure, equal to the greater of (a) 200% of the stated value of such share, and (b)(i) the volume-weighted average sale price of a share of Common Stock reported on the trading market on which the Common Stock is then traded for the 30 consecutive trading days immediately preceding the date of such Series D Authorization Failure, multiplied by (ii) the number of shares of Common Stock such share of Series D Preferred Stock would otherwise be convertible into as of such date had such Series D Authorization Failure not occurred.
LGH Financing
On June 5, 2020, the Company entered into a securities purchase agreement with LGH pursuant to which the Company issued to LGH a promissory note in the original principal amount of $1,210,000, warrants to purchase 1,000,000 shares of Common Stock and 200,000 restricted shares of Common Stock. In exchange for the promissory note and warrants, the Company received an aggregate payment of $1,100,000. The LGH Warrant had an original exercise price of $0.35 per share and a term of five years. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the resale of the shares underlying the warrants at any time after the earlier of the six-month anniversary of the date of the securities purchase agreement and the completion of the then-applicable holding period required by Rule 144 of the Securities Act.
August 2020 Transactions
On August 6, 2020, the Company entered into a Securities Purchase Agreement (the “2020 Purchase Agreement”) with certain accredited investors for the sale by the Company in a private placement (the “2020 Private Placement”) of an aggregate of 123,550,000 shares of Common Stock (the “2020 Private Placement Shares”) and accompanying Class E Warrants to purchase up to an additional 123,550,000 shares of Common Stock (the “2020 Private Placement Warrants”), at a purchase price of $0.20 per 2020 Private Placement Share and accompanying 2020 Private Placement Warrant. The 2020 Private Placement Warrants have an exercise price of $0.25 per share and a three-year term. The closing of the 2020 Private Placement occurred on August 6, 2020. The Company has granted the purchasers indemnification rights with respect to its representations, warranties, covenants and agreements under the 2020 Purchase Agreement. We received $24,710,000 in cash proceeds in connection with the sale of securities to the selling stockholders. In connection with the 2020 Private Placement, H.C. Wainwright & Co., LLC, as exclusive placement agent for the 2020 Private Placement, received warrants to purchase up to 9,266,250 shares of Common Stock on the same terms as the warrants, a cash fee and certain expenses.
On August 6, 2020, the Company issued a promissory note to Celularity in the principal amount of $4,000,000 in connection with the Asset Purchase Agreement. The note has a maturity date of August 6, 2021 and accrues interest at a rate equal to 12.0% per annum. As the note was no repaid prior to January 1, 2021, Celularity may elect to convert the outstanding principal amount plus any accrued but unpaid interest thereon into shares of Common Stock at a conversion price of $0.10 per share.
On August 6, 2020, the Company entered into a Note and Warrant Purchase and Security Agreement (the “NWPSA”), with the noteholder party thereto and North Haven Expansion, as agent. The NWPSA provides for (i) the sale and purchase of secured notes (the “NH Notes”) in an aggregate original principal amount of $15,000,000 and (ii) the issuance of warrants equal to 2.0% of the fully-diluted Common Stock of the Company as of the issue date (the “NH Warrant”). The NH Warrant has an exercise price of $0.01 per share and a 10-year term. The principal amount outstanding on the NH Notes shall accrue interest at a per annum rate equal to the sum of (A) the greater of (x) the Prime Rate (as defined in the NWPSA) in effect as of each interest payment date, and (y) 3.00%, plus (B) 9.00%. All unpaid principal and accrued interest are due and payable in full on September 30, 2025. In addition to the foregoing interest amounts, interest at a per annum rate equal to 3.00% shall be paid in kind. The Notes are secured by substantially all of the assets of the Company, SANUWAVE, Inc. and their respective domestic subsidiary guarantors.
On August 6, 2020, the Company terminated the Stolarski Line of Credit in the amount of $1,000,000. As consideration for the termination of the Stolarski Line of Credit, the Company issued to A. Michael Stolarski the Stolarski Note in the principal amount of $223,511. The Stolarski Note has a maturity date of August 6, 2021 and accrues interest at a rate equal to 12.0% per annum. As the Stolarski Note was not repaid prior to January 1, 2021, the holder may elect to convert the outstanding principal amount plus any accrued but unpaid interest thereon into shares of Common Stock at a conversion price of $0.10 per share.
April 2021 Securities Purchase Agreement and Warrants
On April 20, 2021, the Company entered into a Securities Purchase Agreement (the “Leviston Purchase Agreement”), with Leviston for the sale by the Company in a private placement (the “Leviston Private Placement”) of (i) the Company’s future advance convertible promissory note in an aggregate principal amount of up to $3,402,000 (the “Leviston Note”) and (ii) the Leviston Warrant to purchase an additional 16,666,667 shares of Common Stock. The Leviston Warrant has an exercise price of $0.18 per share and a four-year term. The closing of the Leviston Private Placement occurred on April 20, 2021.
As noted above, on April 20, 2021, the Company issued the Leviston Note to Leviston in an aggregate principal amount of up to $3,402,000 (the “Aggregate Amount”), which shall be advanced in disbursements by Leviston, as set forth in the Leviston Note. On May 14, 2021, the Leviston Note was amended to increase the Aggregate Amount to $4,217,217. On April 21, 2021, Leviston advanced a disbursement of $750,000, which is net of an original issue discount of 8%. On May 14, 2021, Leviston advanced a second disbursement of $750,000, also net of an original issue discount of 8%. A $250,000 disbursement was made on September 3, 2021, which was subject to the same terms and conditions as the April and May disbursements. In addition, a $500,000 disbursement was made on September 3, 2021 in accordance with notes issued to LGH, Quick Capital, Jeffrey Benton, Karl W. Brewer and the Nagelberg Trust, which were subject to substantially the same terms and conditions as Leviston’s disbursement. In connection with this disbursement, each of LGH and Quick Capital received a future advance convertible promissory note in an aggregate principal amount of up to $108,000 and a warrant to purchase 555,556 shares of Common Stock, Mr. Benton received a future advance convertible promissory note in an aggregate principal amount of up to $50,000 and a warrant to purchase 277,778 shares of Common Stock, Mr. Brewer received a future advance convertible promissory note in an aggregate principal amount of up to $150,000 and a warrant to purchase 833,333 shares of Common Stock, and the Nagelberg Trust received a future advance convertible promissory note in an aggregate principal amount of up to $100,000 and a warrant to purchase 555,556 shares of Common Stock.

September 2021 Securities Purchase Agreements and Warrants
On September 3, 2021, the Company entered into Securities Purchase Agreements (the “2021 Purchase Agreements”), with certain accredited investors (collectively, the “2021 Purchasers”) for the sale by the Company in a private placement (the “2021 Private Placement”) of (i) the Company’s future advance convertible promissory notes in an aggregate principal amount of up to $543,478 (the “2021 Notes”) and (ii) warrants to purchase an additional 2,777,779 shares of Common Stock of the Company (the “2021 Warrants”). The 2021 Warrants have an exercise price of $0.18 per share and a five-year term. The closing of the 2021 Private Placement occurred on September 7, 2021. The Company received financing from an accredited investor in the net amount of $250,000 as an additional disbursement under an existing future advance convertible note issued to such accredited investor on April 20, 2021; the Company previously received an additional disbursement from such accredited investor in the net amount of $750,000 on May 15, 2021.
Notes
As noted above, on September 3, 2021, the Company issued the 2021 Notes to the 2021 Purchasers in an aggregate principal amount of up to $543,478, which may be advanced in disbursements by the 2021 Purchasers, as set forth in the 2021 Notes. Disbursements bear interest at a rate of 5% per annum and have a maturity date of 12 months from the date of issuance. Each 2021 Note is convertible at the option of the holder into shares of Common Stock of the Company at a conversion price per share equal to (A) until the date of effectiveness of the registration statement required to be filed in connection with the 2021 Private Placement, $0.18 and (B) after the date of effectiveness of such registration statement, the lesser of (i) $0.18, (ii) 90% of the closing price for a share of Common Stock reported on the OTCQB on the effective date of such Registration statement and (iii) 75% of the lowest average volume weighted average price for Common Stock during the ten trading days ending on, and including, the date of the notice of conversion, which shall be no lower than $0.01.
September 2021 Advances on Future Receipts Financing
On September 27, 2021, the Company received $703,000 in cash proceeds related to its entry into a non-recourse agreement for the sale of $1,000,000 of future receipts to GCF Resources LLC (“GCF”). In conjunction with the 24-week agreement, the Company is obligated to remit to GCF a minimum of $59,000 of receipts each week, with the sum of the first four payments occurring on September 27, 2021. After taking into account the payments made at closing, the Company recorded an initial liability of $763,000 and a debt discount of approximately $60,000, which represents the original issue discount and the fees paid in conjunction with the financing. The debt discount will be amortized to interest expense over the life of the agreement. The Company began making the required minimum weekly payments on October 25, 2021. At closing, the Company also issued warrants to purchase 5,555,556 shares of Common Stock to affiliates of GCF. The warrants have an exercise price of $0.18 per share and expire four years after issuance.
August 2022 Securities Purchase Agreement, Notes and Warrants
On August 5, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the 2022 Purchasers for its sale in a private placement of (i) the Notes in an aggregate principal amount of approximately $16.1 million, (ii) First Warrants to purchase an additional 404,839,841 shares of Common Stock with an exercise price of $0.067 per share and (iii) Second Warrants to purchase an additional 404,839,841 shares of Common Stock with an exercise price of $0.04 per share. The Notes will be convertible and the Warrants exercisable at such time as the Company’s authorized and unissued shares of Common Stock are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Common Stock. The exercise price of the Warrants is subject to adjustment, including if the Company issues or sells shares of Common Stock or Share Equivalents (as defined in the Warrants) for an effective consideration price less than the exercise price of the Warrants or if the Company lists its shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the exercise price of the Warrants shall never be less than $0.01 per share. The Warrants have a five-year term. The closing of this private placement occurred on August 5, 2022. At the closing date, the Company received total proceeds of approximately $14.4 million.

Notes
Pursuant to the Notes, the Company promised to pay each 2022 Purchaser in cash and/or in shares of Common Stock, at a conversion price of $0.04 (the “Conversion Price”), the Principal as may be advanced in Disbursements, and to pay Interest at a rate of 15% per annum on any outstanding Principal at the applicable Interest rate from the date of the Notes until the Notes are accelerated, converted, redeemed or otherwise. The Conversion Price of the Notes is subject to adjustment, including if the Company issues or sells shares of Common Stock for a price per share less than the Conversion Price of the Notes or if the Company lists its shares of Common Stock on The Nasdaq Capital Market and the average volume weighted average price of such Common Stock for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the Conversion Price shall never by less than $0.01.
Side Letter Settlement Agreements
On August 5, 2022, the Company entered into the Settlement Agreement with Leviston to satisfy in full the indebtedness under the Leviston Purchase Agreement. Pursuant to the Settlement Agreement, upon receipt by Leviston of (i) 16,666,667 shares of Common Stock in exchange for the Leviston Warrant and (ii) the payment of $3,205,715, the indebtedness under the Leviston Purchase Agreement was automatically satisfied in full and irrevocably discharged, terminated and released, and all obligations under the Leviston Purchase Agreement and other transaction documents were automatically terminated.
On August 2-4, 2022, the Company entered into substantially similar settlement agreements with LGH, Quick Capital, Jeffrey Benton, Karl W. Brewer and the Nagelberg Trust. In exchange for the satisfaction in full and irrevocable discharge, termination and release of indebtedness under the appliable purchase agreements and the termination of all obligations under the applicable purchase agreements and other transaction documents (including related warrants), each of LGH, Quick Capital and the Nagelberg Trust received 555,556 shares of Common Stock and was paid $150,000, Mr. Benton received 277,778 shares of Common Stock and was paid $75,000 and Mr. Brewer received 833,333 shares of Common Stock and was paid $225,000.

ITEM 16.	Exhibits and Financial Statement Schedules
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of September 25, 2009, by and between Rub Music Enterprises, Inc., RME Delaware Merger Sub, Inc. and SANUWAVE, Inc. (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on September 30, 2009).

3.1	Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Form 10-SB filed with the SEC on December 18, 2007).
3.2	Certificate of Amendment to the Articles of Incorporation (Incorporated by reference to Appendix A to the Definitive Schedule 14C filed with the SEC on October 16, 2009).
3.3	Certificate of Amendment to the Articles of Incorporation (Incorporated by reference to Appendix A to the Definitive Schedule 14C filed with the SEC on April 16, 2012).
3.4	Bylaws (Incorporated by reference to Exhibit 3.02 to the Form 10-SB filed with the SEC on December 18, 2007).
3.5
Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of the Company dated March 14, 2014 (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on March 18, 2014).

3.6	Certificate of Amendment to the Articles of Incorporation, dated September 8, 2015 (Incorporated by reference to Exhibit 3.6 to the Form 10-K filed with the SEC on March 30, 2016).
3.7
Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Company dated January 12, 2016 (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on January 19, 2016).

3.8
Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock of the Company dated January 31, 2020 (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on February 6, 2020).

3.9	Certificate of Designation of Series D Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on May 20, 2020).
3.10	Certificate of Amendment of the Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on January 5, 2021).
4.1	Form of Future Advance Convertible Promissory Note issued to certain purchasers, dated August 5, 2022 (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on August 8, 2022).
4.2	Form of Common Stock Purchase Warrant issued to certain purchasers, dated August 5, 2022 (Incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the SEC on August 8, 2022).
5.1+	Opinion of Hutchison & Steffen, PLLC
10.1∞	Amended and Restated 2006 Stock Option Incentive Plan of SANUWAVE Health, Inc. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on November 3, 2010).
10.2
Form of Securities Purchase Agreement, by and among the Company and the accredited investors party thereto, dated March 17, 2014 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on March 18, 2014).

10.3
Form of Registration Rights Agreement, by and among the Company and the holders party thereto, dated March 17, 2014 (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on March 18, 2014).

10.4
Form of Subscription Agreement for the 18% Convertible Promissory Notes between the Company and the accredited investors a party thereto (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on March 18, 2014).

10.5
Amendment to certain Promissory Notes that were dated August 1, 2005, by and among the Company, SANUWAVE, Inc. and HealthTronics, Inc., dated June 15, 2015 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on June 18, 2015.)

10.6	Security Agreement, by and between the Company and HealthTronics, Inc., dated June 15, 2015 (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on June 18, 2015).

Exhibit No.	Description
10.7	Exchange Agreement dated January 13, 2016 among the Company and the investors listed therein (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on January 19, 2016).
10.8
Escrow Deposit Agreement dated January 25, 2016 among the Company, Newport Coast Securities, Inc. and Signature Bank (Incorporated by reference to Exhibit 10.10 to the Form S-1/A filed with the SEC on February 3, 2016).

10.9
Second Amendment to Certain Promissory Notes entered into as of June 28, 2016 by and among the Company, SANUWAVE, Inc. and HealthTronics, Inc. (Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed with the SEC on August 15, 2016).

10.10
Form of Securities Purchase Agreement, by and among the Company and the accredited investors a party thereto, dated March 11, 2016 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on March 17, 2016).

10.11
Form of Securities Purchase Agreement, by and between the Company and the accredited investors a party thereto, dated August 24, 2016 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on August 25, 2016).

10.12
Form of Registration Rights Agreement, by and between the Company and the holders a party thereto, dated August 24, 2016 (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on August 25, 2016).

10.13
Third Amendment to promissory notes entered into as of August 3, 2017 by and among the Company, SANUWAVE, Inc. and HealthTronics, Inc. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on August 4, 2017).

10.14#
Binding Term Sheet for Joint Venture Agreement between the Company and MundiMed Distribuidora Hospitalar LTDA effective as of September 25, 2017 (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC on November 15, 2017).

10.15
Form of 10% Convertible Promissory Note, by and among the Company and the accredited investors a party thereto (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on November 9, 2017).

10.16
Form of Registration Rights Agreement, by and among the Company and the accredited investors a party thereto (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on November 9, 2017).

10.17#
Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and Servicing and Repairs of dermaPACE Systems and Equipment among the Company, and Premier Shockwave Wound Care, Inc. and Premier Shockwave, Inc. dated as of February 13, 2018 (Incorporated by reference to Exhibit 10.17 to Form 10-K filed with the SEC on March 29, 2018).

10.18	Agreement, dated June 14, 2018, by and among the Company and Johnfk Medical Inc. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on June 29, 2018).
10.19
Joint Venture Agreement, dated September 21, 2018, by and among the Company, Johnfk Medical Inc. and Holistic Health Institute Pte. Ltd. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on September 27, 2018).

10.20	Master Equipment Lease, dated January 26, 2018, by and among the Company and NFS Leasing, Inc. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on February 15, 2018).
10.21∞
Offer Letter, dated as of November 30, 2018, by and between SANUWAVE Health, Inc. and Kevin Richardson (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on December 4, 2018).

10.22∞	Offer Letter, dated as of April 15, 2018, by and between SANUWAVE Health, Inc., and Shri Parikh (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on June 7, 2018).
10.23
Deed of Termination of Joint Venture Agreement, dated June 4, 2019, by and among the Company, Johnfk Medical Inc. and Holistic Wellness Alliance Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2019).

Exhibit No.	Description
10.24
Common Stock Purchase Agreement, by and among the Company and the accredited investors party thereto, dated December 11, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 27, 2019).

10.25
Registration Rights Agreement, by and among the Company and the accredited investors party thereto, dated December 11, 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 27, 2019).

10.26β
Joint Venture Agreement, dated December 13, 2019, by and among the Company, Universus Global Advisors LLC, Versani Health Consulting Consultoria Em Gestao De Negocios Eireli, and the IDIC Group as set forth therein (Incorporated by reference to the Form 8-K filed with the SEC on January 28, 2020).

10.27
Separation Agreement and General Release, dated as of May 14, 2020 by and between SANUWAVE Health, Inc. and Shri P. Parikh (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on May 18, 2020).

10.28
Series D Preferred Stock Purchase Agreement, by and among the Company and the accredited investors party thereto, dated May 14, 2020 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on May 20, 2020).

10.29	Promissory Note by and between SANUWAVE Health, Inc. and Truist Bank, dated May 28, 2020 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on June 1, 2020).
10.30
Securities Purchase Agreement, dated as of June 5, 2020, by and between the Company and LGH Investments, LLC (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on June 11, 2020).

10.31	Convertible Promissory Note, dated as of June 5, 2020, issued by the Company to LGH Investments, LLC (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on June 11, 2020).
10.32	Common Stock Purchase Warrant, dated as of June 5, 2020, issued by the Company to LGH Investments, LLC (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on June 11, 2020).
10.33	Asset Purchase Agreement by and between the Company and Celularity Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on August 12, 2020).
10.34	License and Marketing Agreement by and between the Company and Celularity Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on August 12, 2020).
10.35	Convertible Promissory Note issued to Celularity Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on August 12, 2020).
10.36
Form of Securities Purchase Agreement by and among the Company and the accredited investors a party thereto, dated August 6, 2020 (Incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the SEC on August 12, 2020).

10.37
Note and Warrant Purchase and Security Agreement by and among the Company, the noteholder party thereto and NH Expansion Credit Fund Holdings LP, as agent, dated August 6, 2020 (Incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the SEC on August 12, 2020).

10.38	Letter Agreement by and between the Company and HealthTronics, Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.6 to the Form 8-K filed with the SEC on August 12, 2020).
10.39	Convertible Promissory Note issued to HealthTronics, Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.7 to the Form 8-K filed with the SEC on August 12, 2020).
10.40
Securities Purchase Agreement by and between the Company and HealthTronics, Inc., dated August 6, 2020 (Incorporated by reference to Exhibit 10.8 to the Form 8-K filed with the SEC on August 12, 2020).

10.41	Convertible Promissory Note issued to A. Michael Stolarski, dated August 6, 2020 (Incorporated by reference to Exhibit 10.9 to the Form 8-K filed with the SEC on August 12, 2020).
10.42
Securities Purchase agreement by and between the Company and Leviston Resources, LLC, dated April 20, 2021 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on April 27, 2021).

Exhibit No.	Description
10.43
Subordination Agreement by and among the Company, Leviston Resources, LLC and NH Expansion Credit Fund Holdings LP, dated April 20, 2021 (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on April 27, 2021).

10.44
Registration Rights Agreement by and between the Company and Leviston Resources, LLC, dated April 20, 2021 (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on April 27, 2021).

10.45	Form of Securities Purchase Agreement Entered into September 3, 2021 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on September 13, 2021).
10.46	Form of Subordination Agreement Entered into September 3, 2021 (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on September 13, 2021).
10.47	Form of Registration Rights Agreement Entered into September 3, 2021 (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on September 13, 2021).
10.48	Form of Security Agreement (Incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the SEC on September 13, 2021).
10.49
Future Receivables Agreement by and between GCF Resources, LLC and SANUWAVE Health, Inc. dated September 27, 2021 (Incorporated by reference to Exhibit 10.3 filed with the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on December 13, 2021).

10.50	Form of Registration Rights Agreement entered into September 27, 2021 (Incorporated by reference to Exhibit 10.6 filed with the Form 10-Q for the quarter ended September 30, 2021).
10.51	Form of Warrant Issued September 27, 2021 and December 22, 2021 (Incorporated by reference to Exhibit 10.7 filed with the Form 10-Q for the quarter ended September 30, 2021).
10.52
Master Equipment and Contracts Purchase Agreement by and between the Company and ABF SANUWAVE, LLC dated February 17, 2022 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on February 24, 2022).

10.53
Second Amendment to the Note and Warrant Purchase and Security Agreement by and between the Company and NH Expansion Credit Fund Holdings L.P., dated February 25, 2022 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on March 2, 2022).

10.54	Form of Warrant Issued September 27, 2021 and December 22, 2021 (Incorporated by reference to Exhibit 10.7 filed with the Form 10-Q for the quarter ended September 30, 2021).
10.55
Form of Refinance Agreement by and between GCF Resources, LLC and SANUWAVE Health, Inc. dated December 22, 2021 (Incorporated by reference to Exhibit 10.55 to the Form 10-K filed with the SEC on May 13, 2022).

10.56
Future Receivables Agreement by and between GCF Resources, LLC and SANUWAVE Health, Inc. dated December 22, 2021 (Incorporated by reference to Exhibit 10.56 to the Form 10-K filed with the SEC on May 13, 2022).

10.57
Form of Security Agreement and Guarantee by and between GCF Resources, LLC and SANUWAVE Health, Inc. dated December 22, 2021 (Incorporated by reference to Exhibit 10.57 to the Form 10-K filed with the SEC on May 13, 2022).

10.58
Master Equipment and Contracts Purchase Agreement by and between the company and ABF Sanuwave, LLC dated February 17, 2022 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on February 24, 2022).

10.59
Second Amendment to the Note and Warrant Purchase and Security Agreement by and between the Company and NH Expansion Credit Fund Holdings L.P., dated February 25, 2022 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on March 2, 2022).

10.60	Form of Advance Agreement by and between the Company and A. Michael Stolarski dated March 31, 2022 (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed with the SEC on May 26, 2022).
10.61
Form of Securities Purchase Agreement, dated August 5, 2022, by and among the Company and the purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 10.1 the Form 8-K filed with the SEC on August 8, 2022).

Exhibit No.	Description
10.62
Form of Subordination Agreement, dated August 5, 2022, by and among the Company, NH Expansion Credit Fund Holdings LP and certain creditors (Incorporated by reference to Exhibit 10.2 the Form 8-K filed with the SEC on August 8, 2022).

10.63	Form of Security Agreement, dated August 5, 2022, by and among the Company and certain lenders (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on August 8, 2022).
10.64
Form of Registration Rights Agreement, dated August 5, 2022, by and among the Company and certain lenders (Incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the SEC on August 8, 2022).

10.65	Settlement Agreement, dated August 5, 2022, by and between the Company and Leviston Resources LLC (Incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the SEC on August 8, 2022).
10.66
Third Amendment to the Note and Warrant Purchase and Security Agreement by and between the Company and NH Expansion Credit Fund Holdings L.P., dated June 30, 2022 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on July 7, 2022).

10.67	Offer Letter, dated April 7, 2022, by and between the Company and Dr. Toni Rinow (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on August 19, 2022).
23.1*	Consent of Marcum LLP, independent registered public accountants.
23.2+	Consent of Hutchison & Steffen, PLLC (included in its opinion filed as Exhibit 5.1).
24.1*	Power of Attorney (set forth on the signature page of the registration statement).
107*	Filing Fee Table
∞	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith
+	To be filed by amendment
#	Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the SEC.
β	Confidential portions of this exhibit have been omitted as permitted by applicable regulations.
ITEM 17.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suwanee, State of Georgia, on October 4, 2022.
SANUWAVE Health, Inc.

By:	/s/ Kevin A. Richardson, II
Name:	Kevin A. Richardson, II
Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin A. Richardson, II and Toni Rinow as his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signatures	Capacity	Date

By: /s/ Kevin A. Richardson, II	Director and Chief Executive Officer (principal executive officer)	October 4, 2022
Name: Kevin A. Richardson, II

By: /s/ Toni Rinow	Chief Financial Officer (principal financial and accounting officer)	October 4, 2022
Name: Toni Rinow, Ph.D. MBA

By: /s/ Morgan C. Frank	Chairman of the Board	October 4, 2022
Name: Morgan C. Frank

By: /s/ A. Michael Stolarski	Director	October 4, 2022
Name: A. Michael Stolarski

By: /s/ James Tyler	Director	October 4, 2022
Name: James Tyler

By: /s/ Ian Miller	Director	October 4, 2022
Name: Ian Miller

By: /s/ Jeffrey Blizard	Director	October 4, 2022
Name: Jeffrey Blizard